

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2022

Jan Loeb
Executive Chairman
NovelStem International Corp.
2255 Glades Road
Suite 221A
Boca Raton, FL 33431

      Re: NovelStem International Corp.
          Amendment No. 2 to Registration Statement on Form 10-12G
          Filed December 6, 2022
          File No. 000-22908

Dear Jan Loeb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment 2 to Form 10-12G Filed December 6, 2022

Item 5. Directors and Executive Officers, page 17

1.   We note your response to comment 3 and reissue. You state that you are still a development stage company and have not yet produced any revenue, as a result you have not yet filled the role of President and Vice President. However, we note no such exception in your by-laws. Please tell us how this is consistent with Article Four of your bylaws which state that the officers shall include a President and one or more Vice Presidents. Please also disclose any material risks to the company that could result from the non-compliance with your bylaws.

2.   We note your response to comment 4 and reissue in part. We understand that Mr. Loeb takes on a number of duties with respect to the day-to-day operations of NovelStem and NewStem. Please disclose these duties in the offering circular.

General

3. We note your response to comment 8 and reissue in part. Please provide us with the below requested information:

    - Please explain supplementally what percent of NewStem's outstanding voting securities are owned by NovelStem.
    - Assuming that it is determined that NovelStem meets the definition of an "investment company" under the 1940 Act, please provide a detailed legal analysis of whether NovelStem can satisfy any available exemptions under the Act.
    - Your response states that NovelStem's "interest in NetCo is not a 'security.'" Please provide a detailed legal analysis of the joint venture arrangement supporting this conclusion.
    - Please explain supplementally what percent of NovelStem's total assets (excluding Government securities and cash items) is represented by its ownership interest in the NetCo joint venture.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Trade & Services

cc: Morris DeFeo